
Mail Stop 3561

July 1, 2016

David G. Dehaemers, Jr.
President and Chief Executive Officer
Tallgrass Energy GP, LP

4200 W. 115th Street, Suite 350
Leawood, Kansas 66211

> **Re:** **Tallgrass Energy GP, LP**
> **Registration Statement on Form S-3**
> **Filed June 1, 2016**
> **File No. 333-211753**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **File No. 001-37365**
> **Filed February 17, 2016**
>
> **Tallgrass Energy Partners LP**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **File No. 001-35917**
> **Filed February 17, 2016**
> **Form 8-K**
> **Filed February 17, 2016**
> **File No. 001-35917**

Dear Mr. Dehaemers:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

With respect to your registration statement on Form S-3, we have limited our review of your registration statement to the issues we have addressed in our comments. With respect to the Forms 10-K for the fiscal year ended December 31, 2015, please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Tallgrass Energy GP, LP

Registration Statement on Form S-3

General

1. At this time, a review is open for your annual report on Form 10-K for the fiscal year ended December 31, 2015. We will coordinate any request for acceleration of effectiveness for this registration statement with resolution of all comments regarding the Form 10-K review. Please confirm your understanding in this regard.

2. We note that certain selling security holders appear to be affiliates and operate effectively as the parent of the registrant. In this regard, we note your disclosure on page 8 that Holdings controls your business and affairs and that EMG, Kelso and Tallgrass KC own approximately 100% of the outstanding membership interests in Holdings. Given the large number of common shares being offered by these selling security holders and their relationship to you, we are concerned that this transaction may not be eligible to be made on a shelf basis under Rule 415(a)(1)(i) of the Securities Act and instead represents a primary offering. Accordingly, please revise to name these selling security holders as underwriters under the Securities Act of 1933. If you disagree, please provide us with a detailed legal analysis as to why this offering should be regarded as a secondary offering. For guidance, please consider Securities Act Rules Compliance and Disclosure Interpretation 212.15, available on our website at www.sec.gov.

Form 10-K For Fiscal Year Ended December 31, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources Overview

Distributions, page 70

3. We note that you distribute 100% of your available cash at the end of each quarter to Class A shareholders. Given the importance to your investors of understanding the sustainability of your current level of cash distributions, please revise to discuss any known trends or uncertainties regarding your distributions so that your investors can assess your current and potential future ability to continue making cash distributions at current levels, or at all, or explain to us why you believe no such disclosures are necessary.

Tallgrass Energy Partners LP

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 64

4. We note your risk factor disclosure on page 19 that your inability to renew or replace expiring customer contracts could adversely affect your results of operations. You further explain on page 20 that a number of your natural gas transportation and storage customers have opted not to renew their contracts for service on the TIGT system and the resulting impact on your average firm contracted capacity and revenue. Please tell us how you considered this factor in explaining the trends and uncertainties in your results of operations. Please also tell us, and consider disclosing in future filings, the volume amount of contracts that expire within 1 year and your expectations regarding the impact on volumes and fees.

Critical Accounting Policies

Impairment of Long-Lived Assets, page 74

5. We note your disclosure that you did not record any impairment charges on long-lived assets during the year ended December 31, 2015. We also note that on page 75 as it related to your evaluation of goodwill for impairment that you identified a potential impairment indicator with respect to the TMID reporting unit within the Processing and Logistics segment related to the decreased commodity prices and resulting drop in volumes anticipated from several producers for natural gas processing. Please tell us if you also considered this an indicator of a possible long-lived asset impairment and if you performed an evaluation of the long-lived assets in this segment for impairment. If so, please tell us the results of your evaluation.

6. Please also revise your critical accounting policy to focus on the assumptions and uncertainties that underlie your critical accounting estimate. In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in your assumptions, judgments, and estimates, including the likelihood of a material impairment charge if different reasonably likely assumptions were applied. For example, if reasonably likely changes in your commodity prices assumptions would have a material effect on your financial condition or results of operations, the impact that could result given the range of reasonably likely outcomes should be disclosed and quantified.

<u>Form 8-K filed February 17, 2016</u>

7. Your disclosure of Adjusted EBITDA throughout your earnings release may not be consistent with Question 102.10 of the updated Compliance and Disclosure Interpretations on Non-GAAP Financial Measures issued on May 17, 2016. Please consider the above-mentioned Interpretations in their entirety when preparing the disclosures to be included in your next earnings release.

8. We note your discussion under Distribution Outlook and Guidance for TEGP that TEGP expects its cash distributions to Class A shareholders to grow at approximately two times the distribution growth rate of TEP's cash distributions. Please explain to us the basis for this expectation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Act of 1933, the Securities Exchange Act of 1934 and all applicable rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or Lisa Sellars, Staff Accountant, at (202) 551-3348, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Attorney-Advisor, at (202) 551-3342, Lisa Kohl, Legal Branch Chief, at (202) 551-3252, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products